
January 14, 2011

Nicholas S. Schorsch
Chief Executive Officer and Chairman
American Realty Capital – Retail Centers of America, Inc.
405 Park Avenue
New York, NY 10022

> **Re: American Realty Capital – Retail Centers of America, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-11**
> **Filed December 21, 2010**
> **File No. 333-169355**

Dear Mr. Schorsch:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover

1. We note the last risk factor. Please revise the phrase "percentage of dividends" to "percentage of distributions".

2. We note that you removed disclosure from the second bullet point. The bullet point, as currently presented, does not address the risk. Please revise to provide this disclosure.

Market Overview, page 57

3. We note your response to comment 30 of our letter dated October 14, 2010. In response to this comment you have provided supplemental material. It is not clear how the supplemental materials support your statement: "The retail shopping center is one of the

largest industries in the United States. . . . Past trends have shown that the real estate industry has outperformed the S&P 500 leading up to and in the months following the previous three recent recessions. Further, the National Council of Real Estate Investment Fiduciaries (NCREIF) Property Index average annual returns have indicated that retail real estate has outperformed all other major real estate sectors (i.e. apartment, office, and industrial) in times of recession and the years following." Please provide support for this statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

The Advisory Agreement, page 71

4.   We note your response to comment 12 of our letter dated December 2, 2010. Please revise to clarify the benefit to you and your investors of contracting with a newly formed entity, in light of the fact that you will not have any recourse against the entities actually providing the services. If you are not named as a third party beneficiary to the agreements between the advisor and the various entities, please clarify such.

5.   We note your response to comment 13 that the parent of the advisor has committed to fund the advisor for any breach of the agreement or its fiduciary duties. Please revise to include your response in the appropriate section and clarify if such commitment is evidenced by a written agreement. If so, please file the agreement or advise. If not, please add a risk factor to address the risks presented by this situation.

Management Compensation, page 77

6.   We note your response to comment 18 of our letter dated December 2, 2010. In the introductory paragraph, please clarify that you will reimburse your advisor for the salaries and benefits payable to your officers, similar to the disclosure provided on page 9.

7.   We note your response to comment 26 of our letter dated December 2, 2010. Please include disclosure regarding the limit on compensation in this section.

Conflicts of Interest, page 88

8.   We note your response to comment 22 that many of the affiliated companies have dedicated management teams. We also note that your executive officers generally appear to be the same as those of the affiliated companies. We continue to believe that you should revise your disclosure to highlight and more specifically describe the conflicts related to the time each officer will be able to devote to you in light of their involvement with other affiliated companies in the initial start-up phase. Further, please more specifically describe the potential conflicts relating to managing a significant number of development-stage companies, including, without limitation, locating and acquiring properties, obtaining financing and entering or acquiring leases.

Prior Performance Summary, page 116

Programs of Our Sponsor, page 118

American Realty Capital Trust, Inc., page 118

9.   To provide balance to your disclosure of programs that have not closed on their initial offerings, please revise to disclose the offering expenses and acquisitions costs incurred to date by this registrant, American Realty Capital New York Recovery REIT, Inc., and Phillips Edison – ARC Shopping Center REIT Inc.

10.   We note other publicly available disclosure of American Financial Realty Trust's adverse business experience involving leverage. Additionally, we note that several programs have experienced net losses, paid distributions from offering proceeds, and received significant fee waivers from their advisors and property managers. Please revise to discuss the noted experiences for each program as applicable or tell us why such developments would not be material to investors.

Other Investment Programs of Mr. Schorsch and Mr. Kahane, page 121

11.   We note your response that American Realty Capital, LLC is not a program under Guide 5. In light of this, please clarify how the sponsor's investment for its own account is relevant to investors in this offering and that the investment objectives are not similar to yours due to the lack of passive investors.

Share Repurchase Program, page 158

12.   We note your response to comment 31 that you may notify shareholders up to 10 days after any material modification, suspension, or termination of your share repurchase program. The proposed notice period appears to be inconsistent with prior no-action relief granted to issuers engaged in similar redemption programs. Please revise to reconcile your disclosure with such guidance. Alternatively, please provide a legal analysis explaining how the proposed notification period is consistent with prior staff interpretive positions and/or no-action relief.

13.   We note your revised disclosure on page 159 stating that you may "modify or suspend your offering of shares for sale." Please explain how this is consistent with the requirement in Rule 415 of the Securities Act that shares be offered on a continuous basis.

Prior Performance Tables

Table I, page A-2

14.   We note your response to comment 14 and the revised disclosure. Please note that debt used should be included either as the percent leveraged or in a footnote, as applicable,

and not incorporated into the "acquisition cost" group of line items. The total acquisition cost line item should be equal to or less than the amount disclosed as "available for investment." Your percent leverage disclosure should be calculated in the same manner across your tables. Please revise your tables accordingly.

<u>Table III, page A-6</u>

15.   We note your response to comment 35 and the revised disclosure in your table. Please revise to provide disclosure for the line items grouped as "federal income tax results" and "cash distributions to investors" or tell us why such items are not applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Senior Staff Accountant, at (202)551-3439 or Jennifer Monick, Senior Staff Accountant, at (202)551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney – Advisor

cc: Peter M. Fass, Esq. (*via facsimile*)